

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

<u>Via Facsimile (215) 355-4093 and U.S. Mail</u>

Brian E. Morrissey, Esq.
Associate Counsel
Pulse Electronics Corporation
1210 Northbrook Drive, Suite 470
Trevose, PA 19053

> **Re: Pulse Electronics Corporation**
> **Preliminary Proxy Statement**
> **Filed March 24, 2011**
> **File No. 001-05375**

Dear Mr. Morrissey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Who pays for soliciting the proxies?, page 3</u>

1.   We note your disclosure regarding the fee paid to the Company's proxy solicitor. Please revise to state the total amount you estimate will be spent in connection with your solicitation of security holders. Refer to Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A.

2.   Advise us, with a view toward revised disclosure, whether there are any material features of the contract or arrangement for solicitation that you have with Innisfree M&A Incorporated other than the fee being paid. See Item 4 (b)(3)(i).

3.   We note that you may solicit proxies by mail, Internet, telephone or telecopier or in person. Please tell us whether you plan to solicit proxies via internet chat rooms, and if so, tell us which websites you plan to utilize. Please confirm that the Company will not

include a form of proxy card on any Internet website until it has filed a definitive proxy statement. Also, please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c).

4.   We note your disclosure that your regular employees may solicit proxies. Please revise your filing to provide the information required by Item 4(b)(2) and (b)(3) of Schedule 14A.

Proposal 1 – Amendments to our Articles of Incorporation and Bylaws, page 3

5.   We note your disclosure in the last paragraph on page 4 that the proposed amendment to your bylaws will become "immediately effective," while the amendment to your articles of incorporation will become effective upon filing with the state secretary. Please revise this section to discuss the effect of the proposed amendments in more detail, clarifying whether the proposed amendments, if approved, would apply to the election of the directors at the Annual Meeting. Refer to Item 19 of Schedule 14A.

6.   We note your disclosure that if Proposal 1 is approved, the Company intends to file its amended articles of incorporation with its state secretary prior to the election of directors at the meeting "if necessary." With a view towards expanded disclosure, please explain why filing the amendments before the election of directors would or would not be necessary. Address whether you may apply the revised voting requirements to the election of directors prior to filing the amended articles of association with the state secretary.

7.   Refer to the last sentence on page 4. In the event Proposal 1 is approved, please tell us whether you intend to adjourn the meeting to file your amended articles with your state secretary prior to the election of directors at the meeting. If so, tell us how you determined that such an adjournment is not a matter requiring its own vote using a specific, separately enumerated item on the proxy card. Refer to Rule 14a-4.

Proposal 2 – Election of Directors, page 5

8.   We note your disclosure in the first paragraph on page 2 that your directors may be elected by a majority vote or a plurality vote, depending on the outcome of Proposal 1. Please tell us how you determined that you are not required to set and disclose a firm voting requirement for the election of the directors prior to disseminating your proxy materials. Refer to Item 21(a) of Schedule 14A.

9.   Please disclose, if true, that each of the nominees named in the proxy statement has consented to being named in the proxy statement and to serve as a director of the Company, if elected. See Rule 14a-4(d).

10.   We note your disclosure on page 5 that if any of your nominees are unable or unwilling
        to serve as director, you may nominate another person in place of him. Advise us, with a
        view towards revised disclosure, whether the participants are required to identify or
        nominate such substitute nominees in order to comply with any applicable Company
        advance notice bylaw. In addition, please confirm for us that should the participants
        lawfully identify or nominate substitute nominees before the meeting, the participants
        will file an amended proxy statement that (1) identifies the substitute nominees, (2)
        discloses whether such nominees have consented to being named in the revised proxy
        statement and to serve if elected and (3) includes the disclosure required by Items 5(b)
        and 7 of Schedule 14A with respect to such nominees.

Directors and Executive Officers, page 9

11.   Please ensure that your disclosure briefly describes the business experience during the
        past five years of each director nominee and executive officer, as required by Item 401(e)
        of Regulation S-K. In this regard, please clarify when Mr. Choi became vice president
        and general counsel of TrustWave Holdings, Inc., when Mr. Crane became the chief
        financial officer of ModusLink Global Solutions, Inc., and when Mr. Reinhold became
        vice president and chief financial officer of Systemax Inc. Specify Mr. Faison's principal
        occupation between December 2007 and January 2011.

12.   We note your disclosure in the first paragraph on page 5 that you have three classes of
        directors whose terms expire at different times. Please revise your disclosure to provide
        the terms of office of your directors and nominees as required by Item 401(a) of
        Regulation S-K.

Governance Committee, page 15

13.   We note your disclosure on page 16 that shareholders may nominate individuals to serve
        as directors if they comply with the Company's advance notice provisions. Please
        describe the procedures to be followed by security holders when submitting candidate
        recommendations. Refer to Item 7(d) of Schedule 14A and corresponding Item
        407(c)(2)(iv) of Regulation S-K.

Executive Compensation, page 18

14.   We note your disclosure at the bottom of page 19 regarding the assistance provided by
        outside compensation consultants when making changes to your executive compensation
        programs. Please provide the information required by Item 7(d) of Schedule 14A and
        corresponding Item 407(e)(3)(iii) of Regulation S-K, including the identity of the
        consultants.

Information Concerning Participants, page A-1

15.   We note the first paragraph of Appendix A. Instruction 3 to Item 4 of Schedule 14A
        plainly defines directors of the registrant as participants. Pleases revise this section to
        remove the implication that directors are only "considered" to be participants.

Information Regarding Transactions in the Company's Securities by Participants, page A-2

16.   Please clarify that the purchases and sales identified in the table and required by Item 5
        (b)(vi), are in fact all securities purchased or sold within the past two years. The
        statement that these transactions "may be deemed purchases and sales" is open to
        interpretation.

Proxy Card

17.   Revise and clearly mark the cover page of the proxy statement and the form of proxy to
        clearly mark it as a preliminary copy. Refer to Rule 14a-6(e)(1).

18.   The front of the proxy card indicates that you are seeking discretionary authority for the
        Company's management to cumulate votes in the election of directors. Please advise us
        of the legal basis upon which management has apparently relied to conclude it does not
        need to obtain this authority by a solicitation and why the discretionary authority to
        cumulate votes for director nominees has not been presented as a separate proposal on the
        form of proxy card. See Rule 14a-4 and Item 6(c)(4) of Regulation 14A.

19.   We note that Proposal 3 on the proxy card is described as a vote to "[p]rovide an advisory
        vote on executive compensation." Using the word "provide" to describe the proposal
        implies that shareholders are voting on *whether* they should be provided an advisory vote
        on executive compensation in the future. But the discussion of the proposal starting on
        page 5 indicates that you *are* providing a shareholder advisory vote on the compensation
        of your named executive officers. Revise your proxy card to more clearly describe the
        effect of Proposal 3 as required by Rule 14a-4(a)(3). Refer to the example in the
        instruction to Rule 14a-21(a).

Closing Comments

        Please clearly and precisely mark any changes to the preliminary proxy statement as
required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We urge all persons who are
responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the
filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange
Act rules require. Since the Company and its management are in possession of all facts relating
to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures
they have made.

Brian E. Morrissey, Esq.
Pulse Electronics Corporation
April 1, 2011
Page 5

        In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please direct any questions to Louis Rambo at (202) 551-3289 or, in his absence, to me at (202) 551-3266. In the event that the Company believes compliance with any of the above comments is inappropriate, please provide a basis for such belief to us in a letter. Please send all correspondence to us at the following ZIP code: 20549-3628. You also may contact us via facsimile at (202) 772-9203.

                                Sincerely,

                                Nicholas P. Panos
                                Senior Special Counsel
                                Office of Mergers & Acquisitions